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July 23, 2019

Via EDGAR and E-mail Mark Wojciechowski John Cannarella Irene Barberena-Meissner Karina Dorin U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4546

RE:	Borr Drilling Limited Registration Statement on Form F-1 Filed July 10, 2019 File No. 333-232594

Ladies and Gentlemen:

On behalf of Borr Drilling Limited (the “Company”), enclosed is a copy of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-232594) (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Amendment includes changes as compared to the Registration Statement on Form F-1(File No. 333-232594) filed with the Commission on July 10, 2019 (the “Registration Statement”), and is marked to show changes as compared to the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 19, 2019 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission
July 23, 2019

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Evaluate Our Business
Operational Measures, page 60

1.
We have read the disclosures provided in your response to prior comment two and understand that the measures of technical and economic utilization are measures of efficiency of rigs in operation and do not reflect utilization of your fleet overall. Please expand your disclosures here, and any comparable disclosures elsewhere in the filing, to include a utilization percentage reflecting the weighted average number of operating rigs divided by the weighted average number of rigs owned for each period. Please also describe any characteristics of the rigs owned but not utilized that yield differences in their marketability or readiness for use.

Response:

In response to the Staff’s comment, the Company has revised page 59 of the Amendment to update the disclosure regarding the Company’s weighted average number of operating rigs. We have also provided additional disclosure on pages 18, 62 and 107 of the Amendment with respect to the key characteristics of our rigs owned but not utilized that yield differences in their marketability or readiness for use.

Principal Shareholders, page 128

2.
Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Allan & Gill Gray Foundation, Orbis Allan Gray Limited, Allan Gray (Holdings) Pty Limited, Orbis Holdings Limited, Allan Gray Australia Pty Limited and Orbis Investment Management Limited.

U.S. Securities and Exchange Commission
July 23, 2019

Response:

In response to the Staff’s comment, the Company has reviewed publicly available information and confirms that it is not able to identify the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Allan & Gill Gray Foundation, Orbis Allan Gray Limited, Allan Gray (Holdings) Pty Limited, Orbis Holdings Limited, Allan Gray Australia Pty Limited and Orbis Investment Management Limited due to the limited information that is required to be disclosed pursuant to rules and regulations of the Oslo Børs and/or which is otherwise publicly available. The Company understands (i) that the shares are held by various funds managed by Orbis Investment Management Limited and Allan Gray Australia Pty Limited (the “Managers”) and (ii) that the Managers are majority-owned and controlled, respectively, by Orbis Allan Gray Limited, which is wholly-owned by the Allan & Gill Gray Foundation. The Company is unable to identify the natural person or persons who directly or indirectly exercise sole or shared voting or investment control at the Allan & Gill Gray Foundation.

In response to the Staff’s comment, the Company has revised page 127 of the Amendment to update the disclosure with the relevant publicly available information.

Exhibits

3.
Please file your Hayfin Facility and New Bridge Facility as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the Hayfin Facility as Exhibit 10.9 to the Amendment.

The Company did not file the New Bridge Facility as an exhibit to the Registration Statement as the Company believes this is not a material contract and therefore not required to be filed as an exhibit to the Registration Statement in accordance with Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

The New Bridge Facility was put in place at the same time the Company entered into the Syndicated Facility and the Hayfin Facility. These three facilities provided the Company with total financing of $645 million, which was used to repay a number of existing debt facilities as described in the Registration Statement. The New Bridge Facility is the smallest of these facilities, with a total available amount of $100 million and a drawn amount of $25 million.1

[1]
In contrast, the total amount available under the Senior Secured Facility is $450 million, of which $300 million was drawn and the total amount available under the Hayfin Facility was $195 million, of which $195 million was drawn.

U.S. Securities and Exchange Commission
July 23, 2019

The amounts available and outstanding under the New Bridge Facility represent less than 4% and 1%, respectively, of the Company’s consolidated assets as of March 31, 2019.

The Company is not dependent on the New Bridge Facility to meet any current requirements, and has amounts available under other facilities available to meet working capital and other requirements.

For these reasons, the Company does not believe this facility is a material contract and therefore believes that this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company notes that a description of the significant terms of this facility is included in the Registration Statement.

*        *        *

We further would like to inform the Staff that the Company has removed the section entitled “Dilution” from the Amendment. As of March 31, 2019, the Company’s total tangible assets were $3,049.9 million and total liabilities were $1,626.6 million, yielding a net tangible book value of $1,423.3 million (or $13.55 per share pre-offering). Assuming an offering size of $56.8 million, the Company would need to price the offering at $13.36 per share or higher to result in dilution. In the event that the Company prices at or above this amount, it intends to provide investors with a dilution section. If the offering price is below $13.36 per share there is no dilution caused by the offering and therefore the Company does not believe that a dilution section is helpful to potential investors or required pursuant to Form F-1.

*        *        *

U.S. Securities and Exchange Commission
July 23, 2019

If you have any questions or require any additional information, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,

/s/ James A. McDonald

James A. McDonald

cc:
Svend Anton Maier, Chief Executive Officer, Borr Drilling Limited
Rune Magnus Lundetrae, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
Michael Zeidel, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Gunnar Slettebø, Partner, PricewaterhouseCoopers AS
Catherine Gallagher, Partner, Baker Botts LLP